UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCULDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                    U.S. Realty Partners Limited Partnership
                  --------------------------------------------
                                (Name of Issuer)

                          Depositary Unit Certificates
                      -----------------------------------
                         (Title of Class of Securities)

                                      None
                          ----------------------------
                                 (CUSIP Number)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                         1873 South Bellaire, 17th Floor
                             Denver, Colorado 80222
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 3, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7(d) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  NONE


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apartment Investment and Management Company

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [x]

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
            WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Maryland


     NUMBER OF        7    SOLE VOTING POWER
                              243,831
       SHARES

    BENEFICIALLY      8    SHARED VOTING POWER
                              0
      OWNED BY

        EACH          9    SOLE DISPOSITIVE POWER
                              243,831
     REPORTING

       PERSON        10    SHARED DISPOSITIVE POWER
                              0
        WITH

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               243,831


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
          CERTAIN SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.95%

   14    TYPE OF REPORTING PERSON*
               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

     This Amendment No. 1 to Statement on Schedule 13D relates to depositary unit certificates, representing assignments of limited partnership interest ("Units") in U.S. Realty Partners Limited Partnership, a South Carolina limited partnership (the "Partnership"), whose principal executive offices are located at 55 Beattie Place, Greenville, South Carolina 29602. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings set forth in the 13D filed by Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO") with the Securities and Exchange Commission.


ITEM 2.  IDENTITY AND BACKGROUND.

     The information set forth under Item 2 is amended to delete the information relating to IPT. Effective February 26, 1999, IPT was merged with and into AIMCO, with AIMCO being the surviving entity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The following information is hereby added to the information in response to
Item 5:

     (a)-(b) AIMCO directly owns 243,831 Units representing approximately 19.95% of the outstanding Units based on the 1,222,000 Units outstanding at March 1, 1999.

     (c) Pursuant to privately negotiated transactions, AIMCO acquired from unaffiliated third parties (i) on March 3, 1999 134,293 Units at a purchase price of $5.50 per Unit and (ii) on March 16, 1999, 17,224 Units at a purchase price of $5.75 per Unit.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 6 is amended to read in its entirety as follows:

         On February 26, 1999, IPT merged with and into AIMCO with AIMCO being the surviving entity. As a result, AIMCO became the direct owner of the 92,314 Units then held by IPT and obtained sole voting power with respect to such Units.

       SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 1999

                                                   APARTMENT INVESTMENT AND
                                                   MANAGEMENT COMPANY


                                                   By:  /S/ PATRICK J. FOYE
                                                        ------------------------
                                                        Patrick J. Foye
                                                        Executive Vice President